

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Richard Kang
President and Chief Executive Officer,
NeuroBo Pharmaceuticals, Inc.
200 Berkeley Street, Office 19th Floor
Boston, MA 02116

   Re: NeuroBo Pharmaceuticals, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed February 2, 2021
     File No. 001-37809

Dear Dr. Kang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Jeffrey H. Kuras